SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras and Subsidiaries Consolidated Financial Statements March 31, 2010 and 2009 with Review Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

Consolidated FINANCIAL STATEMENTS

Contents

Review Report of Independent Registered Public Accounting Firm	3
Consolidated Balance Sheets	4
Consolidated Statements of Income	6
Consolidated Statements of Cash Flows	8
Consolidated Statements of Changes in Shareholders' Equity	10
Notes to the Consolidated Financial Statements	13

1. Basis of Financial Statements Preparation	13
2. Accounting Policies	14
3. Derivative Instruments, Hedging and Risk Management Activities	15
4 Income Taxes	25
5. Cash and Cash Equivalents	28
6. Marketable Securities	29
7. Inventories	30
8. Recoverable Taxes	31
9. Petroleum and Alcohol Account, Receivable from Federal Government	32
10. Financing	33
11. Financial Income (Expenses), Net	39
12. Capital Lease Obligations	40
13. Employees’ Postretirement Benefits and Other Benefits	41
14. Shareholders’ Equity	44
15. Commitments and Contingencies	47
16. Fair Value Measurements	49
17. Segment Information	51
18. Acquisitions	59
19. Subsequent Events	64

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of March 31, 2010, and the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2010 and 2009.  These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

May 27, 2010

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2010 and December 31, 2009

Expressed in Millions of United States Dollars

	March 31, 2010	December 31, 2009
Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	14,614	16,169
Marketable securities (Note 6)	143	72
Accounts receivable, net	9,230	8,115
Inventories (Note 7)	11,247	11,227
Deferred income taxes (Note 4)	592	660
Recoverable taxes (Note 8)	3,634	3,940
Advances to suppliers	1,005	1,026
Other current assets	1,569	1,435

	42,034	42,644

Property, plant and equipment, net	140,574	136,167

Investments in non-consolidated companies and other investments	4,225	4,350

Non-current assets
Accounts receivable, net	1,829	1,946
Advances to suppliers	3,090	3,267
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	459	469
Marketable securities (Note 6)	2,643	2,659
Restricted deposits for legal proceedings and guarantees (Note 15 (a))	1,185	1,158
Recoverable taxes (Note 8)	5,696	5,462
Goodwill	137	139
Prepaid expenses	656	618
Other assets	1,687	1,391

	17,382	17,109

Total assets	204,215	200,270

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

March 31, 2010 and December 31, 2009

Expressed in Millions of United States Dollars (except number of shares)

	March 31, 2010	December 31, 2009
Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	9,182	9,882
Current debt (Note 10)	11,107	8,553
Current portion of capital lease obligations (Note 12)	203	227
Income taxes payable	1,083	825
Taxes payable, other than income taxes	4,363	5,149
Payroll and related charges	1,933	2,118
Dividends and interest on capital payable (Note 14)	2,237	1,340
Employees’ postretirement benefits obligation – Pension and Health Care (Note 13 (a))	703	694
Contingencies (Note 15 (a))	44	31
Other payables and accruals	2,366	2,146

	33,221	30,965
Long-term liabilities
Long-term debt (Note 10)	48,254	48,149
Capital lease obligations (Note 12)	196	203
Employees’ postretirement benefits obligation – Pension and Health Care (Note 13 (a))	10,921	10,963
Deferred income taxes (Note 4)	9,394	9,844
Provision for abandonment	2,718	2,812
Contingencies (Note 15 (a))	1,012	469
Other liabilities	1,693	1,445

	74,188	73,885
Shareholders’ equity
Shares authorized and issued (Note 14)
Preferred share - 2010 and 2009 - 3,700,729,396 shares	15,106	15,106
Common share - 2010 and 2009 - 5,073,347,344 shares	21,088	21,088
Additional paid in capital	707	707
Capital reserve - fiscal incentive	289	296
Retained earnings
Appropriated	47,343	36,691
Unappropriated	7,750	15,062
Accumulated other comprehensive income
Cumulative translation adjustments	4,631	6,743
Postretirement benefit reserves adjustments net of tax ((US$823) and (US$848) for March 31, 2010 and December 31, 2009, respectively) - Pension cost and Health Care (Note 13 (a))	(1,599)	(1,646)
Unrealized gains on available-for-sale securities, net of tax	36	24
Unrecognized loss on cash flow hedge, net of tax	(17)	(13)

Petrobras’ Shareholders’ Equity	95,334	94,058

Noncontrolling interest	1,472	1,362

Total Equity	96,806	95,420

Total liabilities and shareholders’ equity	204,215	200,270

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Three-month periods ended March 31,
	2010	2009

Sales of products and services	34,620	22,899
Less:
Value-added and other taxes on sales and services	(6,114)	(4,219)
Contribution of intervention in the economic domain charge - CIDE	(947)	(468)

Net operating revenues	27,559	18,212

Cost of sales	(15,257)	(10,020)
Depreciation, depletion and amortization	(2,042)	(1,328)
Exploration, including exploratory dry holes	(539)	(420)
Impairment	(94)	-
Selling, general and administrative expenses	(2,052)	(1,440)
Research and development expenses	(217)	(146)
Employee benefit expense for non-active participants	(201)	(166)
Other operating expenses	(948)	(436)

Total costs and expenses	(21,350)	(13,956)

Operating income	6,209	4,256

Equity in results of non-consolidated companies	(12)	(15)
Financial income (Note 11)	413	337
Financial expenses (Note 11)	(356)	(126)
Monetary and exchange variation (Note 11)	(335)	(211)
Other taxes	(85)	(63)
Other expenses, net (Note 18 (a))	92	(131)

	(283)	(209)

Income before income taxes	5,926	4,047

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Three-month periods ended March 31,
	2010	2009

Income taxes expense (Note 4)
Current	(1,776)	(965)
Deferred	216	(332)

	(1,560)	(1,297)

Net income for the period	4,366	2,750

Less: Net income attributable to the noncontrolling interest	(49)	(114)

Net income attributable to Petrobras	4,317	2,636

Net income applicable to each Petrobras class of shares
Common	2,496	1,524
Preferred	1,821	1,112

	4,317	2,636

Basic and diluted earnings per: (Note 14)
Common and Preferred share	0.49	0.30
Common and Preferred ADS	0.98	0.60

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2010	2009
Cash flows from operating activities
Net income for the period	4,366	2,750

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,042	1,328
Dry hole costs	348	241
Impairment	94	-
Equity in the results of non-consolidated companies	12	15
Foreign exchange (gain)/loss	941	444
Deferred income taxes	(217)	332
Other	540	176

Working capital adjustments
Decrease (increase) in accounts receivable, net	(1,112)	467
Decrease (increase) in inventories	(432)	608
Increase (decrease) in trade accounts payable	(699)	(1,217)
Increase (decrease) in taxes payable	(395)	367
Decrease (increase) in advances to suppliers	63	(7)
Decrease (increase) in recoverable taxes	(131)	(270)
Increase (decrease) in other working capital adjustments	105	668

Net cash provided by operating activities	5,525	5,902

Cash flows from investing activities
Additions to property, plant and equipment	(9,783)	(6,330)
Marketable securities and other investments activities	(108)	(198)

Net cash used in investing activities	(9,891)	(6,528)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(310)	369
Proceeds from issuance and draw-down of long-term debt	4,633	2,819
Principal payments of long-term debt	(1,054)	(473)
Proceeds from project financings	32	148
Payments of project financings	(175)	(412)
Payments of capital lease obligations	(34)	(28)
Dividends and interest on shareholders’ equity paid to shareholders	36	(231)

Net cash provided by (used in) financing activities	3,128	2,192

Increase (decrease) in cash and cash equivalents	(1,238)	1,566
Effect of exchange rate changes on cash and cash equivalents	(317)	61
Cash and cash equivalents at beginning of period	16,169	6,499
Cash and cash equivalents at end of period	14,614	8,126

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2010	2009
Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	75	22
Income taxes	763	919

	838	941

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2010	2009
Preferred shares
Balance at January 1,	15,106	15,106

Balance at March 31,	15,106	15,106

Common shares
Balance at January 1,	21,088	21,088

Balance at March 31,	21,088	21,088

Additional paid in capital
Balance at January 1,	707	-

Balance at March 31,	707	-

Capital reserve - fiscal incentive
Balance at January 1,	296	221
Transfer from (to) unappropriated retained earnings	(7)	1

Balance at March 31,	289	222

Cumulative translation adjustments
Balance at January 1,	6,743	(15,846)
Change in the period	(2,112)	452

Balance at March 31,	4,631	(15,394)

Postretirement benefit reserves adjustments, net of tax - Pension Cost and Health Care
Balance at January 1,	(1,646)	37
Change in the period	71	1
Tax effect on above	(24)	-

Balance at March 31,	(1,599)	38

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued)

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2010	2009
Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1,	24	(144)
Unrealized gains	18	144
Tax effect on above	(6)	(49)

Balance at March 31,	36	(49)

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1,	(13)	(39)
Change in the period	(4)	3

Balance at March 31,	(17)	(36)

Appropriated retained earnings
Legal reserve
Balance at January 1,	5,419	3,257
Transfer from unappropriated retained earnings	702	818

Balance at March 31,	6,121	4,075

Undistributed earnings reserve
Balance at January 1,	30,755	12,123
Transfer from unappropriated retained earnings	9,740	11,006

Balance at March 31,	40,495	23,129

Statutory reserve
Balance at January 1,	517	217
Transfer from unappropriated retained earnings	210	173

Balance at March 31,	727	390

Total appropriated retained earnings	47,343	27,594

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Continued)

March 31, 2010 and 2009

Expressed in Millions of United States Dollars

(Unaudited)

	Three-month periods ended March 31,
	2010	2009
Unappropriated retained earnings
Balance at January 1,	15,062	25,889
Net income attributable to Petrobras	4,317	2,636
Dividends and interest on shareholders’ equity	(984)	(597)
Appropriation from (to) fiscal incentive reserves	7	(1)
Appropriation (to) reserves	(10,652)	(11,997)
Balance at March 31,	7,750	15,930

Petrobras’ shareholders' equity	95,334	64,499

Noncontrolling interest
Balance at January 1,	1,362	659
Net income for the period	49	114
Dividends and interest on shareholders’ equity paid	-	16
Other changes in the period	61	(30)

Balance at March 31	1,472	759

Total equity	96,806	65,258

Comprehensive income is comprised as follows:
Net income for the period	4,366	2,750
Cumulative translation adjustments	(2,112)	452
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	47	1
Unrealized gain on available-for-sale securities	12	95
Unrecognized gain (loss) on cash flow hedge	(4)	3

Comprehensive income	2,309	3,301
Less: Net comprehensive income atributable to noncontrolling interest	(110)	(84)
Comprehensive income attributable to Petrobras	2,199	3,217

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

1.      Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the notes thereto.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2010.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Management reviews its estimates periodically, including those related to oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgements, actual results could differ from those estimates as further confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

Events subsequent to March 31, 2010, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under Section 11 does not extend to the information included herein.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

2.      Accounting Policies

2.1  Recently Adopted Accounting Standards

a)      Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets  (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

b)      Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company on January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

2.2 Change in accounting estimates

The Company changed at the beginning of 2010, as a consequence of the periodic assessment of the expected useful lives of its assets, depreciation rates from thermoeletric power plants and facilities from Refining, Transporting and Marketing segment, based on reports prepared by independent appraisers.  The changes were accounted for prospectively in accordance ASC 250 (Accounting changes and error corrections) and the Company’s results of operations were impacted by an increase of US$73, net of taxes, in the first quarter of 2010.

The table below provides the previous and the current depreciation rates as a result of the assessment:

Estimated useful life
	Previous	Current

Refinery and other industrial facilities	10 years	4 to 31 years (average of 20 years)
Ducts	10 years	31 years
Tanks	10 years	26 years
Thermoelectric power plants	20 years	10 to 33.3 years (average of 23 years)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

2    Accounting Policies (Continued)

2.3 IFRS adoption for local purposes

The Brazilian Corporate Law was amended in 2007 to permit Brazilian GAAP to converge with International Financial Reporting Standards, or "IFRS", as issued by the International Accounting Standards Board, or "IASB". The adoption of IFRS in Brazil is mandatory for the year ended December 31, 2010 and it is tax neutral in accordance with the current income tax legislation.

The Company elected to present its financial statements for local purposes for the first time in accordance with IFRS for the first quarter of 2010. The Company's financial statements prepared in accordance with U.S. GAAP were not affected by the adoption of IFRS other than dividends and profit sharing payable to our employees, which are based on net income as calculated under IFRS.

3.   Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

 The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company’s operation, aims at concentrating information and discussing  actions for risk management, facilitating communication with the executive offices and the Board of Directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions.  Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a)   Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

            As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)   Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil products prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments,  and  Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from January to March 2010 corresponded to approximately 99% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparties of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), the Intercontinental Exchange and JP Morgan.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of March 31, 2010, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts Maturity in 2010	Notional amount in thousands of bbl* As of March 31, 2010

Futures and Forwards contracts	7,600
Options contracts	1,590

* A negative notional value represents a sale position.

At March 31, 2010, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$35.5.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)   Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses.   In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee.  The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

BR Distribuidora (wholly owned subsidiary) entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The volume of hedge executed for the exports occurring between January and March 2010 represented 60.4% of the total exported by BR Distribuidora. The settlements of the operations that matured between January 1 and March 31, 2010 generated a negative result for the Company of US$1,376.

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gains or losses in earnings, using market to market accounting, in the period of change.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)   Foreign currency risk management (Continued)

As of March 31, 2010, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Notional Amount
Foreign Currency	US$ million

Sell USD / Pay BRL	69

At March 31, 2010, the forward derivative contract presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flows of the bonds issued in Yens.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)   Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of March 31, 2010, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps
Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

At March 31, 2010, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

c)   Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)   Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2010.

In millions of dollars	Asset Derivatives		Liability Derivatives
As of March 31,	2010		2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	62		-
Total		62		-

Derivatives not designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	-	Other payables and accruals	-
Commodity contracts	Other current assets	23	Other payables and accruals	(41)

Total		23		(41)
Total Derivatives		85		(41)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2009.

In millions of dollars	Asset Derivatives		Liability Derivatives
As of December 31,	2009		2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	65		-
Total		65		-

Derivatives not designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	1	Other payable and accruals	-
Commodity contracts	Other current assets	35	Other payables and
			accruals	(51)
Total		36		(51)
Total Derivatives		101		(51)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)   Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2010.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)
	March 31, 2010		March 31, 2010	March 31, 2010

Foreign exchange contracts	(10)	Financial Expenses	5	-
	(10)		5	-

The effect of derivative instruments on the statement of financial position for the three-month period ended March 31, 2009.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)
	March 31, 2009		March 31, 2009	March 31, 2009

Foreign exchange contracts	(34)	Financial Expenses	37	-
	(34)		37	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

3.   Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)   Tabular presentation of the location and amounts of derivative fair values (Continued)

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		March 31, 2010

Foreign Exchange Contracts	Financial income/expenses net	(1)
Commodity contracts	Financial income/expenses net	(39)

Total		(40)

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative

		March 31, 2009

Foreign Exchange Contracts	Financial income/expenses net	3
Commodity contracts	Financial income/expenses net	(8)

Total		(5)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

4.   Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the three-month periods ended March 31, 2010 and 2009.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Three-month periods ended March 31,
	2010	2009

Income before income taxes and noncontrolling interest
Brazil	6,425	4,220
International	(499)	(173)

	5,926	4,047

Tax expense at statutory rates - (34%)	(2,015)	(1,376)

Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(50)	(98)
Tax benefits on interests on shareholders’ equity	334	-
Foreign income subject to different tax rates	124	179
Tax incentive (1)	39	16
Other	8	(18)

Income tax expense per consolidated statement of income	(1,560)	(1,297)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

4.   Income Taxes (Continued)

(1)  On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the three-month period ended March 31, 2010, Petrobras recognized a tax benefit in the amount of US$39 (US$16 on March 31, 2009) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Three-month periods ended March 31,
	2010	2009

Income tax expense per consolidated statement of income:
Brazil
Current	(1,746)	(917)
Deferred	251	(377)

	(1,495)	(1,294)

International
Current	(30)	(48)
Deferred	(35)	45

	(65)	(3)

	(1,560)	(1,297)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

4.   Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	March 31, 2010	December 31, 2009

Current assets	599	669
Valuation allowance	(7)	(8)
Current liabilities	(13)	(15)

Net current deferred tax assets	579	646

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirement benefit reserves adjustments	866	879
Tax loss carryforwards	2,228	2,194
Other temporary differences, not significant individually	1,455	1,091
Valuation allowance	(1,739)	(1,691)

	2,810	2,473
Non-current liabilities
Capitalized exploration and development costs	(9,129)	(8,912)
Property, plant and equipment	(1,555)	(1,609)
Exchange variation	(743)	(995)
Other temporary differences, not significant individually	(492)	(526)

	(11,919)	(12,042)

Net non-current deferred tax liabilities	(9,109)	(9,569)

Non-current deferred tax assets	285	275

Non-current deferred tax liabilities	(9,394)	(9,844)

Net deferred tax liabilities	(8,530)	(8,923)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

4.   Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the three-month period ended March 31, 2010, the Company did not have any material unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5.        Cash and Cash Equivalents

	March 31, 2010	December 31, 2009

Cash	1,282	1,478
Investments - Brazilian Reais (1)	9,410	10,780
Investments - U.S. dollars (2)	3,922	3,911

	14,614	16,169

(1)   Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2)   Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

6.      Marketable Securities

	March 31, 2010

		December 31, 2009

Marketable securities classification:

Available-for-sale	2,557

		2,551
Held-to-maturity	229

		180

	2,786

		2,731

Less: Current portion of marketable securities	(143)

		(72)

Long-term portion of marketable securities	2,643

		2,659

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of March 31, 2010, Petrobras had a balance of US$ 2,394 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 13 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At March 31 2010, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

7.      Inventories

	March 31, 2010	December 31, 2009

Products
Oil products	3,451	3,379
Fuel alcohol	333	377

	3,784	3,756

Raw materials, mainly crude oil	5,503	5,494
Materials and supplies	1,927	1,917
Other	69	75

	11,283	11,242

Current inventories	11,247	11,227

Long-term inventories	36	15

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$68 for the three-month period ended March 31, 2010, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

8.      Recoverable Taxes

Recoverable taxes consisted of the following:

	March 31, 2010	December 31, 2009

Local:
Domestic value-added tax (ICMS) (1)	2,904	2,816
PASEP/COFINS (2)	5,133	4,858
Income tax and social contribution	825	1,315
Foreign value-added tax (IVA)	35	42
Other recoverable taxes	433	371

	9,330	9,402

Less: Long-term recoverable taxes	(5,696)	(5,462)

Current recoverable taxes	3,634	3,940

(1)  Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)  Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

9.      Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the three-month period ended March 31, 2010:

Three-month period ended March 31, 2010

Opening balance	469
Translation loss	(10)

Ending balance	459

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

10.  Financing

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE's associated with the project finance projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

a)  Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31, 2010	December 31, 2009

Imports - oil and equipment	107	189
Working capital	3,853	4,070
Securitization program	50	-

	4,010	4,259

The weighted average annual interest rates on outstanding short-term borrowings were 2.28% and 2.53% at March 31, 2010 and December 31, 2009, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

10. Financing (Continued)

b)   Long-term debt

•         Composition

	March 31, 2010	December 31, 2009
Foreign currency
Notes	11,102	11,593
Financial institutions	15,890	12,119
Sale of future receivables	317	334
Suppliers’ credits	6	6
Assets related to export program to be offset against sales of future receivables	(150)	(150)

	27,165	23,902
Local currency
National Economic and Social Development
Bank - BNDES (state-owned bank)	16,656	16,332
Debentures:
BNDES (state-owned bank)	5,426	3,762
Other Banks	39	1,610
Export Credit Notes	5,595	3,663
Bank Credit Certificate	-	2,075
Other	470	1,099

	28,186	28,541

Total	55,351	52,443
Current portion of long-term debt and interest	(7,097)	(4,294)

	48,254	48,149

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

10.  Financing (Continued)

b)   Long-term debt (Continued)

•         Composition of foreign currency denominated debt by currency

	March 31, 2010	December 31, 2009

Currency
United States dollars	26,301	23,007
Japanese Yen	602	654
Euro	261	53
Other	1	188

	27,165	23,902

•         Maturities of the principal of long-term debt

The long-term portion at March 31, 2010, becomes due in the following years:

2011	3,688
2012	3,933
2013	2,080
2014	2,726
2015	13,150
2016 and thereafter	22,677

48,254

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

10.  Financing (Continued)

b)   Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	March 31, 2010	December 31, 2009
Foreign currency
6% or less	18,372	15,105
Over 6% to 8%	7,062	6,913
Over 8% to 10%	1,521	1,743
Over 10% to 12%	103	33
Over 12% to 15%	107	108

	27,165	23,902

Local currency
6% or less	1,751	1,614
Over 6% to 8%	14,783	15,151
Over 8% to 10%	7,882	6,001
Over 10% to 12%	3,770	5,775
Over 12% to 15%	-	-

	28,186	28,541

	55,351	52,443

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

10.  Financing (Continued)

b)   Long-term debt (Continued)

Issuance of long-term debt

The main long-term funding carried out in the period from January to March 2010 is shown in the following table:

b.1) Abroad

Company	Date	Amount US$ million	Maturity	Description

Petrobras	Feb/2010	2,000	2019	Financing obtained from the China Development Bank (CDB), with a cost of Libor plus spread of 2.8% p.a.

Petrobras	March/2010	2,000	2019

		4,000

      b.2) In Brazil

Company	Date	Amount (US$ million)	Maturity	Description

Refap	Feb/2010	336	Until 2015	Export credit note with an interest rate between 109.4% and 109.5% of average rate of CDI.

		336

      c)   Financing with official credit agencies

c.1)      Abroad

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	Libor +2.8% p.a.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

10.  Financing (Continued)

      c)   Financing with official credit agencies (Continued)

c.2) In Brazil

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	4,379	173	4,206	Program for Modernization and Expansion of the FLEET (PROMEF) - TJLP+2.5% p.a.

Transportadora Urucu Manaus TUM	BNDES	1,398	1,366	32	Coari-Manaus gas pipeline - TJLP+1.96% p.a.

Transportadora GASENE	BNDES	1,244	1,190	54	Cacimbas-Catu gas pipeline (GASCAC) – TJLP+1.96% p.a.

(*)   Agreements for conditioned purchase and sale of 33 ships were entered into with 4 Brazilian shipyards in the amount of US$4,865, where 90% is financed by BNDES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation, allocated to income for the three-month periods ended March 31, 2010 and 2009 are as follows:

	Three-month periods ended March 31,
	2010	2009
Financial expenses
Loans and financings	(676)	(395)
Project financings	(98)	(69)
Leasing	(4)	(8)
Losses on derivative instruments	(45)	(67)
Repurchased securities losses	(7)	(8)
Other	(229)	(29)
	(1,059)	(576)

Capitalized interest	703	450

	(356)	(126)
Financial income
Investments	214	119
Marketable securities	108	99
Gains on derivative instruments	4	62
Clients	29	22
Other	58	35

	413	337

Monetary and exchange variation	(335)	(211)

	(278)	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

12.   Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of March 31, 2010, assets under capital leases had a net book value of US$665 (US$750 at December 31, 2009).

The following is a schedule by year of the future minimum lease payments as of March 31, 2010:

2010	176
2011	121
2012	33
2013	8
2014	8
2015	8
2016 and thereafter	10
Estimated future lease payments	364

Less amount representing interest at 6.2% to 12.0% annual	35

Present value of minimum lease payments	399

Less current portion of capital lease obligations	203

Long-term portion of capital lease obligations	196

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

13.  Employees’ Postretirement Benefits and Other Benefits

a)   Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. During 2010, the Company made contributions of US$178 to pension and health care plans (US$586 in 2009).

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	March 31, 2010			December 31, 2009
		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	benefits	Benefits	Total
Current liabilities
Defined-benefit plan	359	318	677	182	325	507
Variable Contribution plan	26	-	26	187	-	187

Employees’.postretirement>projected benefits obligation	385	318	703	369	325	694

Long-term liabilities
Defined-benefit plan	4,375	6,546	10,921	4,419	6,544	10,963
Employees’ postretirement projected benefits obligation	4,760	6,864	11,624	4,788	6,869	11,657

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	2,213	118	2,331	2,282	121	2,403
Variable Contribution plan	91	-	91	91	-	91
Tax effect	(783)	(40)	(823)	(807)	(41)	(848)

Net balance recorded in shareholders’ equity	1,521	78	1,599	1,566	80	1,646

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Funded status of the plans

Net periodic benefit cost includes the following components:

	As of March 31,
	2010			2009
	Pension Plans			Pension Plans
	Defined-Benefits	Variable Contribution	Health Care Benefits	Defined-Benefits	Variable Contribution	Health Care Benefits

Service cost-benefits earned during the period	60	21	28	44	11	15
Interest cost on projected benefit obligation	744	8	186	478	4	127
Expected return on plan assets	(625)	(4)	-	(403)	(2)	-
Amortization of net actuarial loss	16	2	-	-	-	-
Amortization of prior service cost	-	-	-	11	2	-
	195	27	214	130	15	142

Employees’ contributions	(55)	(4)	-	(49)	(5)	-

Net periodic benefit cost	140	23	214	81	10	142

b.1)   Defined benefits plan

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At March 31, 2010, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$2,497, of which US$57 matures in 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Funded status of the plans (Continued)

b.1)   Defined benefits plan (Continued)

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

At March 31, 2010, Petrobras had long-term National Treasury Notes in the amount of US$2,394 (US$2,363 at December 31, 2009), acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

b.2)   Variable contribution plan

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In the three-month period ended March 31, 2010, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$47.

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

13. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)      Funded status of the plans (Continued)

b.2)   Variable contribution plan (Continued)

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

14.  Shareholders’ Equity

a)      Capital

The Company’s subscribed and fully paid-in capital at March 31, 2010 and at December 31, 2009 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The relation between the ADS and shares of each class is of 2 (two) shares for one ADS.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The Special General Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on April 22, 2010, approved  the increase in the Company’s capital from US$36,194 (R$78,967 million) to US$47,787 (R$85,109 million), through the capitalization of part of the profit reserves in the amount of US$3,151 (R$5,627 million), where US$505 (R$899 million) is from the statutory reserve, US$2,646 (R$4,713 million) from the profit retention reserve, in accordance with article 199, of Law 6404/76,  and US$8 (R$15 million) from part of the tax incentive reserve formed in 2009, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Ministry of National Integration, and from capital reserves in the amount of  US$289 (R$515 million).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

14. Shareholders’ Equity (Continued)

b)   Dividends and interest on shareholders’ equity related to 2009 results

The General Shareholders’ Meeting of April 22, 2010 approved dividends referring to 2009, in the amount of US$4,560 (R$8,335 million), to common and  preferred share, without distinction, that compose the capital, the value of which should be monetarily restated in accordance with the variation of the SELIC rate as from  December  31, 2009 until the date of the beginning of payment on April 30, 2010.

Interest on shareholders’ equity in the total at amount of US$3,912 (R$7,195 million), is included in these dividends, and was distributed as follows:

•        On June 24, 2009, in the amount of US$1,347 (R$2,632 million), which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

•        On September 21, 2009, in the amount of US$964 (R$1,755 million), which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

•        On December 17, 2009, in the amount of US$1,002 (R$1,755 million), which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

•        On February 26, 2010, the final portion of interest on shareholders’ equity, which was made available to shareholders on April 30, 2010, based on the shareholding position as of April 22, 2010, in the amount of US$599 (R$1,053 million), together with the dividends of US$648 (R$1,140 million).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

14. Shareholders’ Equity (Continued)

c)   Interest on shareholders' equity – fiscal year 2010

On May 14, 2010 the Company’s Board of Directors approved distribution in advance of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9249/95 and Decrees 2673/98 and 3381/00, in the amount of US$977 (R$1,755), to be made available not later than August 31, 2010, based on the shareholding position at May 21, 2010.

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed on the closing of the fiscal year 2010. The amount will be monetarily updated according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to the levy of income tax at the rate of 15% (fifteen percent), except for shareholders that are declared immune or exempt.

d)   Dividends and interest on shareholders’ equity related to 2010 results

	Three-month periods ended March 31,
	2010	2009

Net income for the period attributable to Petrobras	4,317	2,636
Less priority preferred share dividends	(1,133)	(789)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(1,553)	(1,082)

Remaining net income to be equally allocated to common and preferred shares	1,631	765

Weighted average number of shares outstanding:
Common	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396

Basic and diluted earnings per:
Common and preferred share	0.49	0.30
Common and preferred ADS	0.98	0.60

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

15.  Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a)   Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At March 31, 2010 and December 31, 2009, the respective amounts accrued by type of claims are as follows:

	March 31, 2010	December 31, 2009

Labor claims	143	71
Tax claims	369	94
Civil claims	473	272
Commercials claims and other contingencies	71	63

Total	1,056	500

Current contingencies	(44)	(31)

Long-term contingencies	1,012	469

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

15. Commitments and Contingencies (Continued)

a)   Litigation (Continued)

As of March 31, 2010 and December 31, 2009, in accordance with Brazilian law, the Company had US$1,185 and US$1,158, respectively, into federal deposit accounts to provide collateral for certain claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The following proceedings, previously assessed as a possible loss, have been classified as probable, due to the recent development as described below:

a.1) ICMS – Sinking of Platform P-36

In 2001, Platform P-36 was imported by Petrobras through temporary admission in accordance with the special regime for imports and exports (REPETRO) which suspends taxation and, therefore, on this occasion state taxes were not due.

With the sinking of the platform, the State of Rio de Janeiro initiated actions for collection of the suspended ICMS through tax foreclosure proceedings as it understands that there will no longer be return of the platform.

In February 2010, with an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of tax amnesty established in State Law 5647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts. The maximum estimated exposure is around US$249, which has been provided.

a.2) Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and Others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction – excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company.Appeals will be filed against this decision in the higher courts in Brasilia. The maximum estimated exposure is around US$221, which has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

15. Commitments and Contingencies (Continued)

b)   Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

16. Fair value Measurements

The Company’s debt including project financing obligations, resulting from Codification Topic 810 consolidation amounted to US$48,254 at March 31, 2010, and had estimated fair value of US$42,174.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at March 31, 2010, was:

	As of March 31, 2010

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	2,557	-	-	2,557
Foreign exchange derivatives (Note 3)	-	62	-	62
Commodity derivatives (Note 3)	23	-	-	23

Total assets	2,580	62	-	2,642

Liabilities
Commodity derivatives (Note 3)	(41)	-	-	(41)

Total liabilities	(41)	-	-	(41)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

16.  Fair value Measurements (Continued)

The fair value hierarchy for the Company’s non financial assets and liabilities accounted for at fair value on a non-recurring basis at March 31, 2010, was:

	As of March 31, 2010

	Level 1	Level 2	Level 3	Total

Assets
Long-lived assets held for sale	-	34	-	34
Long-lived assets held and used	-	-	93	93

According with the provisions of ASC Topic 360, long-lived assets held for sale with a carrying amount of US$84 were written down to their fair value of US$34, resulting in an before tax impairment charge of US$50.  The fair value was obtained from bids obtained from prospective buyers.

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of US$137 were written down to their fair value of US$93, resulting in an impairment charge of US$44, before taxes, which was included in earnings for the period.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17.  Segment Information

The following presents the Company’s assets by segment:

	As of March 31, 2010
	Exploration and Production	Refining, Transportation & Marketing (1)(2)	Gas & Power (1)(2)	International (see separate disclosure)	Distribution	Corporate (3)	Eliminations	Total

Current assets	4,191	16,170	2,425	2,875	3,270	18,211	(5,108)	42,034

Cash and cash equivalents	-	-	-	-	-	14,614	-	14,614
Other current assets	4,191	16,170	2,425	2,875	3,270	3,597	(5,108)	27,420

Investments in non-consolidated
companies and other investments	290	1,527	690	1,319	210	189	-	4,225

Property, plant and equipment, net	71,461	33,178	20,665	9,815	2,304	3,151	-	140,574

Non-current assets	3,705	2,100	1,504	1,444	315	8,560	(246)	17,382

Total assets	79,647	52,975	25,284	15,453	6,099	30,111	(5,354)	204,215

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

(2)  The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

(3)  The assets related to biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17. Segment Information (Continued)

	As of March 31, 2010
	International
	Exploration	Refining,
	and	Transportation	Gas &
	Production	& Marketing (1)	Power (1)	Distribution	Corporate	Eliminations	Total

Current assets	961	1,530	243	342	248	(449)	2,875

Investments in non-consolidated	818	25	164	38	274	-	1,319
companies and other investments

Property, plant and equipment, net	8,524	1,012	264	241	130	(356)	9,815

Non-current assets	1,568	241	110	68	1,234	(1,777)	1,444

Total assets	11,871	2,808	781	689	1,886	(2,582)	15,453

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17. Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing (1)(2)	Gas & Power (1)(2)	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644

Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments
	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

(2)  The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17.   Segment Information (Continued)

	As of December 31, 2009
	International
	Exploration	Refining
	and	Transportation	Gas
	Production	& Marketing (1)	& Power (1)	Distribution	Corporate	Eliminations	Total

Current assets	1,004	1,400	231	292	198	(388)	2,737

Investments in non-consolidated companies and other investments	833	37	160	38	250	-	1,318

Property, plant and equipment, net	7,961	1,105	271	249	132	(343)	9,375

Non-current assets	1,581	271	107	71	1,278	(1,824)	1,484

Total assets	11,379	2,813	769	650	1,858	(2,555)	14,914

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Three-month period ended March 31, 2010

	Exploration and	Refining, Transportation	Gas &	International (see separate

	Production	& Marketing (1)(2)	Power (1)(2)	disclosure)	Distribution	Corporate (3)	Eliminations	Total

Net operating revenues to third parties	62	15,163	1,474	2,548	8,312	-	-	27,559
Inter-segment net operating revenues	12,913	7,602	168	499	175	-	(21,357)	-

Net operating revenues	12,975	22,765	1,642	3,047	8,487	-	(21,357)	27,559

Cost of sales	(5,129)	(20,200)	(840)	(2,174)	(7,745)	-	20,831	(15,257)

Depreciation, depletion and amortization	(1,234)	(339)	(108)	(203)	(50)	(103)	(5)	(2,042)
Exploration, including exploratory dry holes	(464)	-	-	(75)	-	-	-	(539)
Impairment	-	-	(44)	(50)	-	-	-	(94)
Selling, general and administrative expenses	(86)	(679)	(217)	(191)	(406)	(504)	31	(2,052)
Research and development expenses	(111)	(34)	(9)	(1)	(1)	(61)	-	(217)
Employee benefit expense	-	-	-	-	-	(201)	-	(201)
Other operating expenses	(466)	(63)	(57)	25	24	(420)	9	(948)

Costs and expenses	(7,490)	(21,315)	(1,275)	(2,669)	(8,178)	(1,289)	20,866	(21,350)

Operating income (loss)	5,485	1,450	367	378	309	(1,289)	(491)	6,209

Equity in results of non-consolidated companies	5	(60)	37	6	-	-	-	(12)
Financial income (expenses), net	-	-	-	-	-	(278)	-	(278)
Other taxes	(10)	(14)	(5)	(21)	(5)	(30)		(85)
Other expenses, net	8	70	4	4	6	-	-	92

Income (Loss) before income taxes	5,488	1,446	403	367	310	(1,597)	(491)	5,926

Income tax benefits (expense)	(1,865)	(512)	(124)	(65)	(105)	945	166	(1,560)

Net income (loss) for the period	3,623	934	279	302	205	(652)	(325)	4,366

Less: Net income (loss) attributable to the noncontrolling interest	11	(18)	8	(17)	-	(33)	-	(49)

Net income (loss) attributable to Petrobras	3,634	916	287	285	205	(685)	(325)	4,317

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

(2)  The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

(3)  The results with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17.   Segment Information (Continued)

	Three-month period ended March 31, 2010

	International

	Exploration	Refining

Gas

	and	Transportation	&
	Production	& Marketing (1)	Power (1)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	167	1,370	118	887	-	6	2,548
Inter-segment net operating revenues	659	349	10	10	-	(529)	499

Net operating revenues	826	1,719	128	897	-	(523)	3,047

Cost of sales	(176)	(1,614)	(101)	(798)	-	515	(2,174)
Depreciation, depletion and amortization	(164)	(21)	(5)	(7)	(6)	-	(203)
Exploration, including exploratory dry holes	(75)	-	-	-	-	-	(75)
Impairment	-	(50)	-	-	-	-	(50)
Selling, general and administrative expenses	(37)	(34)	(1)	(56)	(63)	-	(191)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(5)	(15)	5	3	37	-	25

Costs and expenses	(457)	(1,734)	(102)	(858)	(33)	515	(2,669)

Operating income (loss)	369	(15)	26	39	(33)	(8)	378

Equity in results of non-consolidated companies	(1)	5	(36)	4	34	-	6
Other taxes	(11)	(1)	-	(1)	(8)	-	(21)
Other expenses, net	9	-	-	-	(5)	-	4

Income (Loss) before income taxes	366	(11)	(10)	42	(12)	(8)	367

Income tax benefits (expense)	(89)	(1)	(1)	(3)	29	-	(65)

Net income (loss) for the period	277	(12)	(11)	39	17	(8)	302

Less: Net income (loss) attributable to the noncontrolling interest	-	-	(1)	-	(16)	-	(17)

Net income (loss) attributable to Petrobras	277	(12)	(12)	39	1	(8)	285

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17. Segment Information (Continued)

	Three-month period ended March 31, 2009

	Exploration and	Refining, Transportation	Gas &	International (see separate disclosure)

	Production	& Marketing (1)(2)	Power (1)(2)		Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	149	9,418	1,184	1,661	5,800	-	-	18,212
Inter-segment net operating revenues	5,819	5,326	232	124	186	-	(11,687)	-

Net operating revenues	5,968	14,744	1,416	1,785	5,986	-	(11,687)	18,212

Cost of sales	(3,117)	(10,829)	(1,215)	(1,340)	(5,522)	-	12,003	(10,020)

Depreciation, depletion and amortization	(730)	(273)	(80)	(156)	(34)	(55)	-	(1,328)
Exploration, including exploratory dry holes	(354)	-	-	(66)	-	-	-	(420)
Selling, general and administrative expenses	(77)	(497)	(77)	(176)	(279)	(367)	33	(1,440)
Research and development expenses	(63)	(34)	(3)	-	(2)	(44)	-	(146)
Employee benefit expense	-	-	-	-	-	(166)	-	(166)
Other operating expenses	(32)	(119)	(94)	(67)	(3)	(121)	-	(436)

Costs and expenses	(4,373)	(11,752)	(1,469)	(1,805)	(5,840)	(753)	12,036	(13,956)

Operating income (loss)	1,595	2,992	(53)	(20)	146	(753)	349	4,256

Equity in results of non-consolidated companies	-	(24)	9	-	-	-	-	(15)
Financial income (expenses), net	-	-	-	-	-	-	-	-
Other taxes	(8)	(12)	(9)	(12)	(2)	(20)	-	(63)
Other expenses, net	(29)	45	(5)	(141)	-	(1)	-	(131)

Income (Loss) before income taxes	1,558	3,001	(58)	(173)	144	(774)	349	4,047

Income tax benefits (expense)	(529)	(1,028)	22	(3)	(49)	409	(119)	(1,297)

Net income for the period	1,029	1,973	(36)	(176)	95	(365)	230	2,750

Less: Net income attributable to the noncontrolling interest	34	(31)	(20)	10	-	(107)	-	(114)

Net income (loss) attributable for Petrobras	1,063	1,942	(56)	(166)	95	(472)	230	2,636

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

(2)  The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17. Segment Information (Continued)

	Three-month period ended March 31, 2009

	International

	Exploration and Production	Refining Transportation & Marketing (1)

			Gas & Power (1)

				Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	203	878	97	482	1	-	1,661
Inter-segment net operating revenues	278	265	13	13	-	(445)	124

Net operating revenues	481	1,143	110	495	1	(445)	1,785

Cost of sales	(156)	(1,140)	(88)	(439)	(1)	484	(1,340)
Depreciation, depletion and amortization	(121)	(22)	(3)	(5)	(5)	-	(156)
Exploration, including exploratory dry holes	(66)	-	-	-	-	-	(66)
Selling, general and administrative expenses	(52)	(32)	(4)	(28)	(60)	-	(176)
Research and development expenses	-	-	-	-	-	-	-
Other operating expenses	10	(49)	-	3	(31)	-	(67)

Costs and expenses	(385)	(1,243)	(95)	(469)	(97)	484	(1,805)

Operating income (loss)	96	(100)	15	26	(96)	39	(20)

Equity in results of non-consolidated companies	4	-	-	-	(4)	-	-
Other taxes	1	(1)	-	(1)	(11)	-	(12)
Other expenses, net	(1)	(140)	-	-	-	-	(141)

Income (Loss) before income taxes	100	(241)	15	25	(111)	39	(173)

Income tax benefits (expense)	(38)	(2)	-	(1)	38	-	(3)

Net income for the period	62	(243)	15	24	(73)	39	(176)

Less: Net income attributable to the noncontrolling interest	(4)	-	-	-	14	-	10

Net income (loss) attributable for Petrobras	58	(243)	15	24	(59)	39	(166)

(1)  The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

17. Segment Information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2010 and 2009 are as follows:

	Three-month periods ended March 31,
	2010	2009

Exploration and Production	4,584	3,144
Refining, Transportation & Marketing (1)	2,956	1,590
Gas & Power (1)	1,241	947
International
Exploration and Production	706	347
Refining, Transportation & Marketing (1)	17	25
Distribution	7	1
Gas & Power (1)	1	25
Distribution	66	52
Corporate	205	199

	9,783	6,330

(1)The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing  changes in the factors used to identify the included activities, and in the amounts previously reported.

18.  Acquisitions

a)   Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), was considered valid. The operating, management and financial responsibilities have already been transferred to PAI, based on preliminary decision of October 24, 2008.

18.  Acquisitions (Continued)

a)   Sale option of the Pasadena refinery by Astra (Continued)

According to the decision on April 10, the amount to be paid by PAI for the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. The payment will be made in three installments, the first in the amount of US$296 (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$85 each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision.

There are also judicial proceedings that are continuing in the progress aimed at defining, amongst other matters, aspects such as the partial confirmation/review of the arbitration report and requests, made by the parties, aimed at receiving reciprocal indemnities (in addition to those decided by the arbitrators) and the return by ASTRA of the books and documents of the companies’ whose shares it sold and which it is withholding incorrectly.

In March 2009, a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

In April 2009, the Company recorded a charge of US$289 in as Additional  Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), which relates to the difference between the fair value of the shares acquired and the noncontrolling interest carrying amount at the closing date.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them, some of them, the object of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

18. Acquisitions (Continued)

a)   Sale option of the Pasadena refinery by Astra (Continued)

On March 10, 2010, the Federal Court of Houston, Texas, USA, confirmed the arbitration award handed down on April 10, 2009, rejecting a request by PAI for extinguishment of the process without resolution of merit, through incompetence of the judge, and of partial annulment and modification of the arbitration award. It ratified, notwithstanding, the decision that PAI acquired 100% of the shareholding of Astra Oil Trading NV in PRSI. PAI requested reconsideration of the part of the decision that confirmed the competence of the Federal Court in question and other aspects of the decision.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and tax books and records of these companies, incorrectly withheld by ASTRA and two legal firms.

b) Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

The investment agreement entered into on January 22, 2010, in accordance with a Material Fact disclosed to the market, established that the transaction for integration of the petrochemical interests will be achieved through the following steps: (i) formation of a holding company, BRK Investimentos Petroquímicos S.A. (“BRK”), which now holds all the common shares issued by Braskem previously held by Odebrecht, Petroquisa and Petrobras (Petroquisa and Petrobras, jointly, the “Petrobras System”); (ii) payments of funds into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase from Braskem to be made in the form of a private subscription by its shareholders; (iv) acquisition by Braskem of the shares of Quattor Participações  held by Unipar; (v) acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (“Polibutenos”); and (vi) incorporation by Braskem of the shares of Quattor held by the Petrobras System.

On February 8, 2010, W.B.W., a subsidiary of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and the Petrobras System began the process for concentrating all their common shares issued by Braskem in BRK. As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93.3% of its voting capital. The capital of BRK, in turn, was fully established through common shares held by Petroquisa and Odebrecht.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

18. Acquisitions (Continued)

b) Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar (Continued)

Also on February 8, 2010 a shareholders’ agreement was entered into between the Petrobras System and Odebrecht which now regulates their relationship as shareholders of Braskem and BRK. The abovementioned shareholders’ agreement reflects the commitments of the Petrobras System and Odebrecht to high levels of corporate governance and aggregation of value for all the shareholders of Braskem.

In the terms of the Shareholders’ Agreement, all the issues within the competence of the General Shareholders’ Meeting and the Board of Directors will be approved by consensus between Odebrecht and the Petrobras System. In the election of the Officers, including the Chief Executive Officer, and in the approval of the business plan, specific rules of the Shareholders’ Agreement will be observed, which constitute an exception to the rule of consensus.

In compliance with what is established in the Investment Agreement, on March 30, 2010 Odebrecht contributed US$561 and, on April 5, 2010 Petrobras contributed US$1,404 to BRK. After the transfer of the abovementioned funds, Odebrecht and the Petrobras System now hold 53.79% and 46.21% of the total capital of BRK, respectively.

Also, on January 22, 2010, Odebrecht, the Petrobras System and Braskem executed a joint-venture agreement, the purpose of which is to regulate their commercial and corporate relationship in the Petrochemical Complex of Suape (“Suape Complex”) and the Petrochemical Complex of the State of Rio de Janeiro (“COMPERJ”). The joint-venture agreement establishes that Braskem will gradually assume the companies that develop the businesses of the Suape Complex. With respect to the companies that develop the first and second petrochemical generations of COMPERJ, it was agreed that Braskem will assume these petrochemical businesses, observing the agreed-upon conditions. These transactions are in harmony with the interest of Odebrecht and the Petrobras System in integrating their petrochemical interests in Braskem.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

18. Acquisitions (Continued)

b)   Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar (Continued)

The Company understands that the whole transaction is aligned with its strategic plan of operating in the petrochemical sector in a way that is integrated with its other businesses, adding value to its products and permitting more effective participation in Braskem.

c)   Petrobras Biocombustível acquires an interest in an ethanol refinery

In the first quarter of 2010, Petrobras Biocombustível paid US$59 into the capital of Total Agroindústria Canavieira S.A., in accordance with a commitment established in the Minutes of the Special General Shareholders’ Meeting of December 22, 2009, to pay in the amount of US$84 not later than March 2011, when it will then hold 40.4% of the capital.

This initiative, in line with strategic planning for 2009-2013, inserts the Company in the ethanol market.   The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

d)   Increase in the interest in the capital of Breitener Energética S.A.

Untill December 31, 2009, Petrobras held 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, situated in the city of Manaus, in the state of Amazonas. On February 12, 2010, 35% of the interest in the capital was purchased for US$2 and Petrobras now holds shareholding control of the company. The evaluation of the fair value of the assets and liabilities has not been concluded and, therefore, preliminarily, a gain of US$11 was recognized in earnings for the period.

.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

19.  Subsequent Events

a)    Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation informed its interest in exercising the right of sale to Petrobras of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei).The remaining shares are already owned by Petrobras since 2008.

Petrobras is analyzing the question, based on the terms established in the shareholders’ agreement in force.

Sumitomo also informed that its interest in the sale of the shares of Nansei is part of the rearrangement of its stake holding in the oil products sector.

Nansei has a refinery located in the Japanese province of Okinawa, with a processing capacity of 100 thousand barrels of light petroleum per day, and it produces high quality oil products at the standards of the Japanese market. It also has an oil and oil products terminal for storage of 9.6 million barrels and three wharves capable of receiving Very Large Crude Carriers (VLCC) of up to 280,000 tbp.

b)      Investment in Açúcar Guarani S.A.

In April 2010 an investment agreement was executed that establishes the entry of Petrobras Biocombustível into the capital of Açúcar Guarani S.A., with a capital contribution of US$905 until 2015, when it will then hold 45.7% of the capital shares.

The investment will be made in three stages as established in the investment agreement, as follows:

1 – Initial investment of US$383 (R$682 million) through a capital increase in the company Cruz Alta Participações S.A. (a wholly owned subsidiary of Guarani);

2 – Delisting of Guarani with a subsequent exchange by Petrobras Biocombustível of the shares of Cruz Alta for the initial interest of 26.3% in the capital of Guarani.

3 – Additional investment of US$522 (R$929 million) through increases in the capital of Guarani, to be made in a maximum period of five years (until 2015), in order to reach a 45.7% interest in the capital of Guarani.

The agreement also establishes additional contributions on the part of the partners up to the limit of a 49% interest by Petrobras Biocombustível.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(unaudited)

19.  Subsequent Events (Continued)

c) New partnership for the development of Comperj

On April 28, 2010 Comperj Participações S.A. signed a contract with  SMU Energia e Serviços de Utilidades Ltda (SMU) for the creation of a new company, Companhia de Desenvolvimento de Plantas de Utilidades (CDPU), for the purpose of analyzing the execution of the project for Comperj's Utilities Center.

CDPU will have a 20% interest in Comperj Participações S/A and an 80% interest in SMU, a Brazilian company with an interest in Sembcorp Utilities PTE Ltd (Singapore), through its wholly-owned subsidiary Sembcorp Utilities (BVI) Pte Ltd, Mitsui & Co. Ltd. (Japan) and Utilitas Participações S.A. (Brazil).

The project for the Utilities Center comprises the units for supplying electric power, steam, treatment of water and effluents, as well as hydrogen, and it is also an integral part of the Petrochemical Complex of Rio de Janeiro. Comperj, located in the state of Rio de Janeiro, also forecasts the building of a refinery, and first and second generation petrochemical units. It is forecast to enter into operation in the second semester of 2013.

Among the procedures for installation of Comperj, bidding has been held for the construction of a coke unit, where the winner was the Techint and Andrade Gutierrez consortium. The final amount of the contract was US$1,061 (R$1,890 million).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.